PowerChannel Holdings, Inc.
                        20 Squadron Boulevard, Suite 210
                               New City, NY 10956
                                 (845) 634-7979

July 22, 2003

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Powerchannel Holdings, Inc.
          Withdrawal of Form SB-2
          File No. 333-43762

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, PowerChannel Holdings, Inc. ( the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on August 14, 2000 (SEC File No. 333-43762) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested as PowerChannel Holdings, Inc. did not have the funds to pay the legal and accounting fees necessary to proceed with this filing.

Furthermore, no securities were sold regarding the Form SB-2 Registration Statement offering. The Registration Statement was never declared effective by the Commission.

PowerChannel Holdings, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (845) 634-7979.

Very truly yours,

POWERCHANNEL HOLDINGS, INC.


By: /s/ Steve Lampert
   -------------------------
   Steve Lampert, President